Form 6-K | Integrated Media Technology Limited

Exhibit 99.1

Integrated Media Technology Limited Announcement - Share Consolidation

SYDNEY and NEW YORK, Oct. 16, 2023 /PRNewswire/ -- Integrated Media Technology Limited (NASDAQ: IMTE) ("IMTE" or the "Company"), an Australia company that is engaged in the businesses of the manufacturing and sale of electronic glass for the USA markets, trading in Halal products, the manufacture and sale of nano coated plates for filters, and the trading of luxury products on its digital assets trading platform, today announced it is going to effectuated a 1-for-10 share consolidation (the "Share Consolidation") of its ordinary shares (the "Ordinary Shares") that will become effective on October 16, 2023, at 11:59 p.m. Eastern Time. The Company's Ordinary Shares will continue to trade on the Nasdaq Capital Market ("Nasdaq") under the symbol "IMTE" and will begin trading on a split-adjusted basis at the opening of the market on October 17, 2023. The new CUSIP number for the Ordinary Shares following the Share Consolidation will be Q49376124.

The Share Consolidation was approved by the Company's stockholders at the special meeting of the stockholders on September 29, 2023. As a result of the Share Consolidation, every 10 shares of Ordinary Shares issued and outstanding will be automatically combined into one share of Ordinary Shares. The Share Consolidation will proportionately reduce the number of outstanding shares of Ordinary Shares from approximately 21.4 million shares to approximately 2.1 million shares and the ownership percentage of each stockholder will remain unchanged other than as a result of fractional shares.

No fractional shares of Ordinary Shares will be issued in connection with the Share Consolidation. Stockholders that would hold a fractional share of Ordinary Shares as a result of the Share Consolidation will have such fractional shares of Ordinary Shares rounded down to the nearest whole share of Ordinary Shares.

Among other considerations, the Share Consolidation is intended to bring the Company into compliance with the minimum bid price requirement for maintaining the listing of its Ordinary Shares on Nasdaq, and to make the bid price more attractive to a broader group of institutional and retail investors. Nasdaq requires, among other things, that a listing company's ordinary shares maintain a minimum bid price of at least $1.00 per share.

About Integrated Media Technology Limited ("IMTE")

IMTE is an Australian company engaged in the businesses of the manufacturing and sale of electronic glass for the USA markets, trading in Halal products, the manufacture and sale of nano coated plates for filters, and the trading of luxury products on its digital assets trading platform. For more information, please visit www.imtechltd.com.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including those regarding IMTE's expectations, intentions, strategies, and beliefs pertaining to future events or future financial performance. Actual events or results may differ materially from those in the forward-looking statements because of various important factors, including those described in the Company's most recent filings with the SEC. IMTE assumes no obligation to update publicly any such forward-looking statements, whether because of new information, future events or otherwise. For a more complete description of the risks that could cause our actual results to differ from our current expectations, please see the sections entitled but not limited to, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Risk Factors" in IMTE's annual reports on Form 20-F and interim reports on Form 6-K filed with the SEC, as such factors may be updated from time to time in IMTE's periodic filings with the SEC, which are accessible on the SEC's website at www.sec.gov and at www.imtechltd.com.

Investor Relations Contact:

Email: investors@imtechltd.com